UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2025

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62 - NIRE 35.3.0015881-4

MATERIAL FACT

Fibrasil Acquisition

Telefônica Brasil S.A. (B3: VIVT3; NYSE: VIV) (the “Company”), through this material fact, in accordance with the Resolution No. 44 (“CVM Resolution 44”) of Comissão de Valores Mobiliários (“CVM”), dated August 23, 2021, hereby informs its shareholders and the market in general that, on this date, it has entered into a Share Purchase Agreement (“SPA”), with Caisse de dépot et placement du Québec (“La Caisse”, previously “CDPQ”) and Fibre Brasil Participações S.A. (“Fibre Brasil” and, jointly with La Caisse, “La Caisse Group”), which sets forth the terms and conditions for the acquisition, by the Company, of all shares issued by Fibrasil Infraestrutura e Fibra Ótica S.A. (“Fibrasil”) held by La Caisse Group, representing 50% of Fibrasil’s total share capital, as well as subscription bonus issued by Fibrasil (“Transaction”). If the Transaction is completed, the Company will hold shares representing 75.01% of Fibrasil’s total share capital, while Telefónica Infra S.L. Unipersonal continue to retain a 24.99% stake. The signing of the SPA, as well as the terms and conditions of the Transaction, were approved by the Company’s Board of Directors.

Fibrasil operates in the neutral and independent wholesale fiber optic network sector in the Brazilian market and, by the end of 2024, was present in 151 cities, with 4.6 million homes passed. The Company will continue to expand its presence in the fiber market, focusing on improving customer experience while contributing to the country’s digitalization.

The purchase price of the Transaction will be R$850,000,000.00 (“Purchase Price”), to be paid in a single instalment by the Company to La Caisse Group on the closing date of the Transaction. If the closing occurs more than 90 days after the execution date of the SPA, the Purchase Price will be subject to the CDI rate (Certificado de Depósito Interfinanceiro), calculated on a pro rata die basis.

The Transaction is subject to the fulfilment of certain customary precedent conditions for this type of operation, including prior approval by the Administrative Council for Economic Defense (Conselho Administrativo de Defesa Econômica - CADE) and the National Telecommunications Agency (Agência Nacional de Telecomunicações - ANATEL). Also, if applicable, the Company will submit the Transaction to ratification of the General Shareholders' Meeting under the terms of article 256 of Law No. 6,404, of December 15, 1976, case in which additional information will be disclosed by the Company in due course.

The Company will keep its shareholders and the market duly informed about the progress of the Transaction, in accordance with CVM Resolution 44 and the applicable regulation.

São Paulo, July 10, 2025.

David Melcon Sanchez-Friera

CFO and Investor Relations Officer

Telefônica Brasil - Investor Relations

Phone: +55 11 3430-3687

E-mail: ir.br@telefonica.com

https://ri.telefonica.com.br/

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	July 10, 2025	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director